EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,
	2017	2016
	(Millions)
Net income attributable to Tenneco Inc. *	$59	$57
Add:
Interest expense	15	18
Portion of rental representative of the interest factor	6	5
Income tax expense *	33	34
Noncontrolling interests *	14	15
Amortization of interest capitalized	1	1
Earnings as defined *	$128	$130
Interest expense	15	18
Interest capitalized	2	1
Portion of rentals representative of the interest factor	6	5
Fixed charges as defined	$23	$24
Ratio of earnings to fixed charges *	5.57	5.42

* Financial statements for 2016 and first quarter 2017 have been revised for certain immaterial supplier cost reduction payments that Tenneco determined should have been recognized in future periods and for cost of sales expense that should have been accrued in prior periods for substrate liabilities.